SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2005

Woori Finance Holdings Co., Ltd.

(Translation of registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No       X

Woori Finance Holdings’ Key Financial Performance Figures for FY2004

The preliminary financial performance figures for Woori Finance Holdings on a non-consolidated basis are as follows.

1. Key Earnings Figures

(Units: billions of KRW)

Item	4Q 2004	4Q 2003	Change
Operating Revenue	1,514	397	+281.84%
Operating Profit	1,326	203	+552.89%
Recurring Profit	1,328	203	+555.62%
Net Income	1,328	203	+555.62%

*	Cumulative basis

2. Key Financial Figures

(Units: billions of KRW)

Item	4Q 2004	4Q 2003
Total Assets	9,619	8,248
Total Liabilities	2,300	2,650
Paid-in Capital	3,982	3,878
Shareholders’ Equity	7,319	5,598
Shareholders’ Equity/ Paid-in Capital	183.8%	144.4%

3. Main reason for increases in revenue, profit and net income : Increase in Valuation Gain Using the Equity Method

4. Date of BOD resolution : February 4, 2005

5. Expected shareholders’ meeting : March 30, 2005

The figures above are subject to adjustments as they are interim numbers and have not been audited by our independent auditors.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: February 4, 2005	By:	/s/ Young Sun Kim
(Signature)
	Name:	Young Sun Kim
	Title:	Director

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